Exhibit 21.1

Albany Molecular Research Inc
Subsidiaries

AMR Technology Inc.

AMRI Bothell Research Center Inc.

Albany Molecular Research Export Corp.

Organichem Corporation

Albany Molecular Research Singapore Research Centre, PTE. LTD.

Albany Molecular Research Hyderabad Research Centre, PTE. LTD.

AMR Mauritius Pvt. Ltd.

Kagyló 2005 Vagyonkezelő Korlátolt Felelősségű Társaság

Albany Molecular Luxembourg S.à r.l.

ComGenex Kutató-Fejlesztő Részvénytársaság